SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED AND EIGHTIETH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I hereby certify, for all due purposes and intents, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, met at the Company Office, at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, on 01.31.2014, at 2 pm. President MARCIO PEREIRA ZIMMERMANN, took over as president of the meeting, in the presence of Council members, JOSÉ ANTONIO CORRÊA COIMBRA, JOSÉ DA COSTA CARVALHO NETO, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, LINDEMBERG DE LIMA BEZERRA, THADEU FIGUEIREDO ROCHA, WAGNER BITTENCOURT DE OLIVEIRA, JOÃO ANTONIO LIAN and MARCELO GASPARINO DA SILVA. Decision:  DEL-010/2014. Authorization for Eletrobras Furnas to become an equity shareholder in the Specific Purpose Company (SPC) Energia Olímpica S.A. Res. 048 dated January 30th, 2014. 1. Authorise Eletrobras Furnas to enter as partner to the SPC Energia Olimpica, a partnership established in order to build, operate and maintain a power substation, viewing the supply of electricity to the Olimpic Games Park, currently under construction at Barra da Tijuca in Rio de Janeiro, named Olimpic Substation 138/13,8kV and necessary 138kV branches required to supply electricity to the Olimpic Games Park, in which Furnas shall withhold a 49,9% and Light shall withhold a 50,1% interest; 2. To determine that the Business Development Department (DFN) and the General Secreteriat (PRS) take the necessary procedures, in their respective scope of activities, to fulfill this Decision. In the absence of any further business matters, the Chairman of the Board closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Interim Secretary of the Board. The other rulings discussed at this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty towards confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Rio de Janeiro, January 31, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
Interim General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.